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                              PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, particularly "Risk Factors" and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

                                    Altiris

   Our comprehensive software and related services enable organizations to improve the management of their information technology, or IT, environments. Our products help IT managers deploy, migrate and restore software settings on multiple hardware devices, track performance and diagnostic metrics for hardware and software, inventory existing IT assets and facilitate problem resolution for hardware or software failures, which we believe are the critical aspects of IT lifecycle management. We believe that our products reduce the total cost of ownership of IT assets by improving reliability and availability in an easy to manage, cost-effective manner.


   Businesses face a number of challenges responding to changing competitive dynamics and market conditions in the current global business environment. To compete effectively, businesses increasingly rely on IT to expand market share, reduce costs, improve customer satisfaction and enhance productivity. As a result, the underlying IT infrastructure, consisting of multiple networks, operating systems, databases, applications and servers, has become more complex and the cost of systems management, downtime and lost productivity has increased. To address these challenges, businesses are deploying systems management software to mitigate the competitive and financial costs of poorly managed IT. International Data Corporation, or IDC, a provider of industry analysis and market data, estimates the market for systems and storage management software was $13.5 billion in 2001 and projects this market to increase to $23.9 billion in 2005. Our current products address the performance and availability, operations management and problem management segments of this market, which are estimated to grow from $7.8 billion in 2001 to $13.3 billion in 2005.


   We develop, market and support integrated and cost-effective Web-enabled software products that address businesses' needs to manage software and hardware in complex IT environments. Our broad set of fully integrated products are easy to use and scale to the needs of organizations of all sizes. Our products are used by businesses in a wide variety of industries and computing environments. We have licensed our products to more than 7,500 customers including Avaya, BP, British Broadcasting Corporation, DaimlerChrysler,
Eli Lilly, Hartford Financial Services and State Farm Mutual Auto Insurance. We reach these customers through multiple sales channels including our direct sales force, systems integrators, strategic partners, and value-added resellers, or VARs.

   Our objective is to be the leading provider of software and related services for managing the complete IT lifecycle. Key elements of our strategy include:

  . further develop and extend our leading IT lifecycle management products to support the evolving and mission-critical software and hardware needs of our customers;

  . extend our leadership in the dominant Windows market as corporations continue to migrate to Windows 2000 and XP;

  .  expand our relationships with industry leaders;

  . pursue strategic acquisitions to add product functionality, augment distribution channels and broaden our customer base;

  .  expand our worldwide presence; and

  .  further enhance customer satisfaction.

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                            Additional Information

   We began operations in 1996 as the software division of KeyLabs Corporation. We were incorporated in Utah in August 1998 and reincorporated in Delaware in February 2002. Our principal executive offices are located at 588 West 400 South, Lindon, Utah 84042. Our telephone number at this location is (801) 805-2400. Our Internet address is http://www.altiris.com. The information contained on our Web site is not part of this prospectus.

   Unless otherwise indicated, all references to "Altiris" and "we" refer to Altiris, Inc. and its subsidiaries.

   Altiris, Bootworks, PC Transplant, RapiDeploy and RapidInstall are registered United States trademarks of Altiris. Carbon Copy is a registered United States trademark under perpetual license to Altiris and is a registered trademark of Altiris in some foreign countries. This prospectus also contains other trademarks of Altiris, as well as trademarks of other companies.

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

                                 The Offering



Common stock offered....................................... 5,000,000 shares

Common stock to be outstanding after this offering......... 19,795,933 shares

Over-allotment option (to be offered by the selling
  stockholders)............................................ 750,000 shares

Use of proceeds............................................ For working capital and general corporate purposes, including expanding our sales efforts, research and
                                                            development, international operations and potentially
                                                            for the acquisition of complementary businesses,
                                                            products or technologies.

Proposed Nasdaq National Market symbol..................... ATRS



   The number of shares of our common stock that will be outstanding after completion of this offering is based on shares outstanding as of May 2, 2002 and includes:



  . 5,044,445 shares to be issued on the conversion of our outstanding shares of Series A and Series B preferred stock into common stock upon the completion of this offering;



  . 258,064 shares of Class B non-voting common stock to be issued on the conversion of our outstanding shares of Series C non-voting preferred stock upon the completion of this offering; and



  . 7,988 shares of our common stock issued subsequent to March 31, 2002 upon the exercise of options.




   The number of shares of our common stock that will be outstanding after completion of this offering excludes:


  . 3,347,788 shares issuable on exercise of outstanding options under our 1998 Stock Option Plan as of May 2, 2002, at a weighted average exercise price of $2.06 per share;



  . 681,825 shares issuable on exercise of outstanding options under our 2002 Stock Plan as of May 2, 2002, at a weighted average exercise price of $7.82 per share; and



  . 998,937 additional shares available for future issuance under our equity incentive plans as of May 2, 2002.


   Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

  . no exercise of the underwriters' over-allotment option granted by the selling stockholders; and


  . the conversion of all outstanding shares of our Series A and Series B preferred stock into shares of common stock and the conversion of all outstanding shares of our Series C non-voting preferred stock into shares of Class B non-voting common stock upon the completion of this offering.


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